Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Albert Wong
Date of Last Notice:	17 May 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director related entities Barton Place Holdings Pty Limited (Barton Place HDGS S/F A/C) and UBS Wealth Management Australia Nominees Pty Limited

Date of change	30 July 2015

No. of securities held prior to change		Shares	Options
	Direct	—	—
	Indirect	3,537,500	—

	Total	3,537,500	—

Class	Fully paid ordinary shares

Number acquired		Shares	Options
	Direct	—	—
	Indirect	300,000	—

	Total	300,000	—

	300,000 under Barton Holdings Pty Limited

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	—	—
	Indirect	—	—

	Total	—	—

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AUD $15,000

No. of securities held after change		Shares	Options
	Direct	—	—
	Indirect	3,837,500	—

	Total	3,837,500	—

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquiring 300,000 fully paid ordinary shares under the Share Purchase Plan at AUD $0.05 each

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002